UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Fairmount Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
305468100
(CUSIP Number)
October 12, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	305468100

1	NAMES OF REPORTING PERSONS Jeffrey E. Slemrod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		4,813

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,813

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,813

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	305468100

1	NAMES OF REPORTING PERSONS Frances A. Slemrod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		20,841

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,841

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,841

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	305468100

Item 1.	Issuer Information

(a)	Name of Issuer:

Fairmount Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

8216 Philadelphia Rd.
Baltimore MD 21237

Item 2.	Reporting Persons Information

(a)	Name of Person Filing:

Jeffrey E. Slemrod
Frances A. Slemrod

(b)	Address of Principal Business Office or, if none, Residence:

117 Madison Street
Newtown PA 18940

(c)	Citizenship:

Jeffrey E. Slemrod United States of America
Frances A. Slemrod United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

305468100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

CUSIP No.	305468100

Item 4.	Ownership

(a)	Amount Beneficially Owned:

		Jeffrey E. Slemrod	4,813
		Frances A. Slemrod	20,841

(b)	Percent of Class:

		Jeffrey E. Slemrod	1.0%
		Frances A. Slemrod	4.2%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

		Jeffrey E. Slemrod	4,813
		Frances A. Slemrod	20,841

	(ii)	shared power to vote or to direct the vote:

		Jeffrey E. Slemrod	0
		Frances A. Slemrod	0

	(iii)	sole power to dispose or to direct the disposition of:

		Jeffrey E. Slemrod	4,813
		Frances A. Slemrod	20,841

	(iv)	shared power to dispose or to direct the disposition of:

		Jeffrey E. Slemrod	0
		Frances A. Slemrod	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

CUSIP No.	305468100

Item 8.	Identification and Classification of Members of the Group
The Reporting Persons are filing this Schedule as a “group” pursuant to Rules 13d-1(k) and 13d-1(c) of the Securities Exchange Act of 1934. Attached is an exhibit (Exhibit 99.1) listing the members of the group. The reporting persons are not, however, part of a “group” as defined in Rule 13d-1(b)(ii)(J).
Attached is an exhibit (Exhibit 99.2) containing the Joint Filing Agreement among the Reporting Persons.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification
By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signatures
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2011
/s/ Jeffrey E. Slemrod
Jeffrey E. Slemrod

/s/ Frances A. Slemrod
Frances A. Slemrod